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03015429

SECURIT... ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51304

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 0 8 2003

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New: BACAP Distributors LLC
Old Banc of America Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 South Tryon Street, NC1-002-33-31
(No. and Street)

Charlotte, NC 28255
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward D. Bedard (704) 388-4353
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — *if individual, state last, first, middle name*)

214 North Tryon Street, Suite 3600, Charlotte, NC 28202
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 02 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Board of Managers and Member of
Banc of America Advisors, LLC

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Banc of America Advisors, LLC and its subsidiary (collectively, the "Company"), a wholly-owned subsidiary of Bank of America, N.A., at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Banc of America Advisors, LLC is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2003

Confidential Treatment Requested
by Banc of America Advisors, LLC

Banc of America Advisors, LLC

(A wholly-owned subsidiary of Bank of America, N.A.)

Consolidated Statement of Financial Condition

December 31, 2002

(amounts in thousands)

Assets		
Cash and cash equivalents	$	193,138
Investments owned:		
Marketable, at fair value		26,083
Not readily marketable, at fair value		49,128
Administration and shareholder servicing fees receivable from affiliated funds		10,856
Advisory fees receivable from affiliated funds		25,228
Other receivables		266
Equipment and capitalized software, less accumulated depreciation and amortization of $983		75
Other assets		519
Deferred tax asset		2,276
Total assets	$	307,569
Liabilities and Member's Equity		
Accrued employee incentives	$	5,786
Sub-advisory fees payable to affiliates		7,348
Sub-advisory fees payable to non-affiliates		1,928
Compensation arrangements payable to affiliates		377
Other payables to affiliates		5,709
Accounts payable and other accrued liabilities		1,306
Income taxes payable		34,867
Total liabilities		57,321
Member's equity		250,248
Total liabilities and member's equity	$	307,569

The accompanying notes are an integral part of these consolidated financial statements.

Banc of America Advisors, LLC
(A wholly-owned subsidiary of Bank of America, N.A.)
Notes to Consolidated Financial Statements
December 31, 2002

1. Organization and Operations

Banc of America Advisors, LLC (the "Company") is a wholly-owned subsidiary of Bank of America, N.A. (the "Manager"), which is an indirect wholly-owned subsidiary of Bank of America Corporation (the "Corporation"). The Manager is the sole member of the Company and, as such, has full and complete authority to manage and control the business, property and affairs of the Company. The Company is registered with the Securities and Exchange Commission ("SEC") as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended, and as a broker-dealer with the SEC pursuant to the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BACAP Advisory Partners, LLC ("Advisory Partners"). Advisory Partners is organized for the purpose of providing investment advisory services (including acting as the general partner, managing member or investment advisor) to registered investment companies, private investment partnerships, limited liability companies and similar investment vehicles. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company serves as the Managing Member of Advisory Partners.

The Company is the investment adviser to the Nations Funds Family of Funds (the "Funds"), which are registered investment companies (or series thereof) under the Investment Company Act of 1940, as amended (the "1940 Act"). The Funds include many portfolios, including equity, balanced, money market and fixed income, which are structured as domestic open and closed-end funds, fund of funds, and variable annuity portfolios. The Company also acts as co-administrator to most of the Funds, along with a third party, who also serves as distributor. Substantially all revenues of the Company are derived from management of the Funds. Assets under management and administration were approximately $149.9 billion at December 31, 2002. The Company and the Funds have retained certain affiliated and unaffiliated companies to provide sub-advisory services to the Funds. The Company also serves as the investment adviser or investment manager to certain investment partnerships, offshore funds and private investment companies. Assets under management in these arrangements were approximately $13.7 billion at December 31, 2002, exclusive of assets under management mentioned above.

Effective January 1, 2003, the Company will be replaced by Banc of America Capital Management, LLC (BACAP), also a wholly-owned subsidiary of the Manager, as the Investment Adviser to the Funds. In addition, the Company was renamed BACAP Distributors, LLC. Also effective January 1, 2003, the Board of Trustees of the Funds appointed BACAP Distributors, LLC the distributor and sole administrator to the Funds.

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant estimate

relates to its determination of fair value of the not readily marketable investment. See further discussion in Note 3.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as demand deposits, investments in instruments with a maturity of less than 90 days and money market mutual funds. Cash and cash equivalents are recorded on a trade date basis and are carried at fair value.

Investments Owned
Marketable investments represent investments in affiliated registered investment companies and are valued at the net asset value per share of the fund as provided by an independent pricing service. These investments are recorded on a trade date basis with the net realized and unrealized gain or loss included in earnings.

Not readily marketable investments represent an investment in collection rights as further described in Note 3. The investment is carried at fair value based on discounted expected future cash flows, with net unrealized gains and losses included in accumulated other comprehensive income, net of deferred tax.

Equipment and Capitalized Software
Furniture, equipment and capitalized software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to operations as incurred.

Advisory Fees
The Company receives advisory fee revenues for investment management and advisory services provided to the Funds and certain investment partnerships, offshore funds and private investment companies under management agreements that provide for fees to be paid based on a percentage of the average net assets of the Funds and other investment products. Advisory fees are recognized as services are rendered by the Company. The Company may, from time to time, voluntarily or pursuant to contractual commitments, reduce the advisory fees it receives or reimburse for certain expenses in order to limit the total annualized operating expenses of the Funds or other investment products. Such waivers and reimbursements are recorded as a reduction of advisory fee revenues.

Administration and Shareholder Administration and Servicing Fees
The Company receives administration and shareholder administration and servicing fees as the appointed co-administrator of the Funds and for providing certain shareholder administration and support services for certain classes of the Funds' shares.

As co-administrator, the Company assists in supervising various aspects of the Funds' administrative operations, which includes oversight of fund accounting, treasury operations, preparing the Funds' prospectuses and other reports to shareholders and the SEC, coordinating shareholder proxy services and meetings of the shareholders and Boards of Directors and Trustees, and monitoring compliance with investment objectives, laws and regulations. Co-administration fees are based on a percentage of average net assets of the Funds and are recognized in the period earned.

Shareholder administration and servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder administration and servicing fees are based on a percentage of the average net assets of the Funds and are recognized in the period earned.

Interest Income

Interest income represents income earned on balances invested in several money market funds of the Funds, which are classified as cash equivalents, and is recognized in the period earned. Interest income also includes interest earned on the collection rights asset, which is accreted over the expected life of the investment on an effective yield basis.

Sub-Advisory Fee Expense

The Company contracts with affiliates and non-affiliates to provide investment management and advisory services to the Funds under sub-advisory agreements. Sub-advisory fees paid to affiliates and non-affiliates are calculated at a contractual rate based upon a percentage of average net assets of the Funds and are recognized in the period in which they are incurred.

Compensation Arrangements

The Company has entered into arrangements with various affiliates and third parties to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds. Fees paid pursuant to these arrangements are calculated at a contractual rate based on a percentage of the average net assets of the Funds and are recognized in the period in which they are incurred.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, there are two components of the income tax provision, current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. The recognition of deferred tax assets is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences will be realized. A valuation allowance is recorded for those deferred tax items, which management believes it is more likely than not, realization will not occur. There was no valuation allowance at December 31, 2002.

The Company's operating results are included in the consolidated federal income tax return of the Corporation and included in the Manager's consolidated income tax return for state purposes. The method of allocating federal and state income tax expense/benefit is determined under a tax allocation agreement between the Company and the Corporation, and the Company and the Manager. This allocation agreement specifies that income tax expense/benefit will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

Recently Issued Accounting Pronouncements
Certain employees of the Company participate in the Corporation's stock based compensation plans which provide for the issuance of the Corporation's stock-related awards, such as stock options and restricted stock awards. The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for the Corporation's stock option and awards plans, which allows for compensation costs to be recorded based on the intrinsic value given to employees under such plans.

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123," (SFAS 148) was adopted by the Corporation on January 1, 2003. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. Under the provisions of SFAS 148, the Corporation is transitioning to the fair value based method of accounting for stock-based employee compensation costs using the prospective method. SFAS 148 will be effective for all stock option awards granted in 2003 and thereafter.

3. Investments Owned

Marketable Investments
Marketable investments represent capital provided by the Company to certain of the Funds. At December 31, 2002, the Company was a shareholder in three Funds and an investment partnership, which had fair value of $26.1 million.

Not Readily Marketable Investments
On December 31, 1998, the Company acquired the collection rights, as well as, the right to certain future mutual fund contingent deferred sales charges and shareholder administration and servicing fees from the distributor to the Funds. In acquiring such rights, the Company collects contingent deferred sales charges and shareholder administration and servicing fees directly from the transfer agent and the Funds, respectively. The Company acquired $15.9 million in gross collection rights from the distributor for the year ended December 31, 2002.

The investment in collection rights is carried at fair value. A ready market does not exist for the collection rights; accordingly, fair value is determined based on the estimated discounted future cash flows expected to be received over the life of the contracts.

Interest income is based on the estimated effective yield to maturity of the asset. Estimated cash flows are periodically re-evaluated and adjustments are made to the recorded value and the allocation of expected cash receipts between principal and interest. Cash collected in excess of accrued interest income reduces the principal amount of the Company's investment.

The cost and fair value at December 31, 2002 was as follows:

Amortized Cost	Gross Unrealized Loss	Fair Value
$ 53,574,000	$ (4,446,000)	$ 49,128,000

As discussed in Note 1, the agreement to purchase future collection rights from the distributor will cease, effective January 1, 2003.

4. Equipment and Capitalized Software

The Company's equipment and capitalized software is depreciated and amortized over a three to five year period. At December 31, 2002, the Company's equipment and capitalized software had a total cost and accumulated depreciation of approximately $1,058,000 and $983,000, respectively.

5. Related Party Transactions

Fund-Related Transactions with Affiliates
The Company earned $295.4 million in revenues from investment management and advisory services provided to the Funds during 2002. The Company waived $47.9 million and reimbursed $1.9 million of its contractual fees in providing such services. Fund related administration fees earned and revenues from shareholder administration and servicing during 2002 totaled $85.5 million and $21.4 million, respectively.

The related receivables from affiliated funds for advisory, administration and shareholder administration and servicing at December 31, 2002 totaled $25.2 million and $10.9 million, respectively, and are expected to be settled in the normal course of business.

At December 31, 2002, the Company had an unrealized gain of $315,000 related to investment positions held in the Funds (see Note 3). During the year, the Company liquidated five investment positions in the Funds and recognized a realized loss of $1.1 million. The realized and unrealized gains are included in other income in the consolidated statement of income.

In 2002, compensation arrangements expense of $88.7 million included $78.5 million of fees incurred with the Private Bank (a division of the Manager) and other affiliates.

The Company incurred sub-advisory fees pursuant to investment management and advisory services contracts with affiliates. Aggregate expenses incurred during the year ended December 31, 2002 were as follows:

Banc of America Capital Management, LLC	$ 70,764,000
Marsico Capital Management, LLC	11,913,000
	$ 82,677,000

Payables at December 31, 2002 related to transactions with affiliates were as follows:

Sub-advisory fees payable to affiliates:	
Banc of America Capital Management, LLC	$ 6,318,000
Marsico Capital Management, LLC	1,030,000
	7,348,000
Compensation arrangements payable to other affiliates	377,000
Other payables to Banc of America Capital Management, LLC	5,709,000
	$ 13,434,000

Cash and Cash Equivalents
The Company had $164.3 million invested in the Nations Prime Fund and $28.8 million invested in the Nations Cash Reserves Fund at December 31, 2002.

Manager Services
The Manager and certain affiliates provide management and other services to the Company. In addition, certain operating costs are paid by the Manager and billed to the Company. The Manager provides marketing, office space, equipment, insurance, legal services, communications and administrative and support services to the Company in the normal course of conducting its business. Total charges for these services are included in the accompanying consolidated statement of income as a component of the corresponding expense category for the year ended December 31, 2002 as follows:

Professional and legal services	$ 2,936,000
Processing and support services	1,014,000
	$ 3,950,000

Data Processing
Bank of America Technology and Operations, Inc., an affiliate of the Company, provides certain operational functions to support the Company's business activities. These operations include information systems support and processing services. Costs of approximately $4.3 million were allocated to the Company during 2002.

Other Expenses
The Company and BACAP utilize common personnel and operations in the normal course of business. The Company's portion of costs associated with shared personnel and operations incurred by BACAP are allocated in order to reflect all costs of doing business.

Expenses allocated by BACAP to the Company are included as a component of the corresponding expense category for the year ended December 31, 2002 as follows:

Salaries and employee benefits	$ 5,342,000
Processing and support services	858,000
Occupancy costs	1,495,000
Other general operating expenses	209,000
	$ 7,904,000

Nations Funds Reorganization
During 2002, the Company managed certain reorganization activities of the Funds, which primarily included certain fund mergers and changes in share class structures. The Manager reimbursed the Company approximately $321,000 during 2002 related to reorganization activities. The contribution from the Manager was accounted for as a capital contribution.

Member's Equity
The Company's board of managers and some of its officers and employees serve as officers and employees of the Manager and its affiliates. The Company paid dividends of $89.5 million to the Manager during 2002.

6. Income Taxes

Although the Company is a limited liability company under North Carolina law, for tax purposes (under the applicable provisions of the Internal Revenue Code of 1986, as amended, and the Treasury regulation promulgated thereunder) it shall be treated as a wholly-owned subsidiary of the Manager.

Current federal income tax expense is determined as if the Company filed a separate tax return and the amount so determined is payable to or receivable from the Corporation for federal purposes and to or from the Manager for state purposes. Current federal taxes payable to the Corporation, inclusive of current state taxes payable to the manager, is $34.9 million at December 31, 2002.

The Company's deferred tax asset was $2.3 million at December 31, 2002. The net deferred tax asset relates primarily to future tax benefits from the unrealized loss on not readily marketable investments, which is carried at fair value.

Income tax expense consists of current tax expense of $67.3 million and deferred tax expense of $1.2 million for the year ended December 31, 2002.

Income tax expense differs from the amount of income tax determined by applying the federal statutory rate of 35% to pre-tax income primarily as a result of state income taxes and nondeductible expenses.

7. Employee Benefits

The Company participates in the qualified retirement plan of the Corporation which covers substantially all full-time, salaried employees and certain part-time employees. Pension expense or benefit under this plan is accrued each year. The costs are allocated from the Corporation and charged to the Company's current operations and consist of several components of net pension cost based on various actuarial assumptions regarding expected future experience under the plan. The Corporation allocated a net pension cost of approximately $94,000 for the year ended December 31, 2002. The Company's employees are eligible to participate in a contributory profit-sharing and 401(k) plan sponsored by the Manager. The Corporation allocated approximately $392,000 in matching contributions to the 401(K) plan for the year ended December 31, 2002.

In addition to providing retirement benefits, the Corporation provides certain health care and life insurance benefits for active and retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach early retirement age while employed by the Company and they have the required number of years of service. Under the current plan, eligible retirees are entitled to a fixed dollar amount for each year of service. The Corporation allocated approximately $865,000 to the Company for these benefits for the year ended December 31, 2002.

All employees of the Company are also covered under a cash incentive plan which provides incentive awards based on the extent to which performance objectives and profit goals are met. Incentive expense under the plan in the amount of $5.8 million was incurred during 2002 and is included in accrued employee incentives and salaries and employee benefits in the accompanying consolidated statement of financial condition and consolidated statement of income, respectively.

There were no compensation costs incurred by the Company related to the Corporation's stock awards for the year ended December 31, 2002. Disclosure required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", as amended by SFAS 148, which requires pro-forma disclosure showing the impact of recording compensation costs based on the fair value of the awards given to employees under such plans, is included in the 2002 Form 10-K of the Corporation which will be filed with the SEC in 2003.

8. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Not readily marketable investments are valued at fair value, based on discounted expected future cash flows using current market rates. Marketable investments are valued at market value, as determined by an independent pricing service. All of the Company's other financial instruments are short-term financial instruments, with carrying amounts, which approximate fair value. These financial instruments generally expose the Company to limited credit risk.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital changes on a daily basis. Business restrictions may be imposed if net capital falls below the Company's minimum requirement. At December 31, 2002, the Company's net capital under the rule was $187.6 million, which was $183.8 million in excess of its minimum net capital requirement of $3.8 million.

10. Subsequent Events

As described in Note 1, the Company's advisory and administrative services provided to the Fund's changed effective January 1, 2003. In addition, the Fund has assumed the distributor role to the Funds. These changes will have a significant impact on the nature of the Company's operations and its related results from operations in 2003.